SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16

Of The Securities Exchange Act Of 1934

For the month of June, 2017

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Minutes of the Meeting of the Board of Directors
2.	Material Notice

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (05/2017)

Date, Time and Location:

June 21, 2017, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:

Members of the Board of Directors, duly signed.

Decisions:

1. The members of the Board of Directors were updated on the evolution of the Company’s risk matrix and its first results.

2. The members of the Board of Directors were updated on the proposed business plan for ConectCar, the Company’s joint venture in the segment of intermediation services of automatic electronic payments for tolls and parking lots.

3. Continuing the discussion initiated in Board meeting held on May 10, 2017, the members of the Board of Directors discussed the proposal to amend the Novo Mercado Regulation of B3 S.A.—Brasil, Bolsa, Balcão, and decided that the Company should vote in favor of the proposals presented.

4. The members of the Board of Directors discussed the hedging strategy adopted by Ipiranga Produtos de Petróleo S.A., the Company’s wholly-owned subsidiary (“Ipiranga”), for its fuel imports.

5. The members of the Board of Directors were updated on strategic and expansion projects of the Company.

6. The members of the Board of Directors discussed financing alternatives for the Company and approved, pursuant article 28, item “p” of the Company’s Bylaws, a new loan for Ipiranga and an associated swap transaction, from US dollar to R$, in the equivalent amount of US$ 100,000,000.00 (one hundred million dollars), with Citibank N.A., with a 5 (five) years term, as well as the provision of guarantee, by the Company, in relation to the principal and ancillary obligations, including, but not limited to, remuneration and default charges.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on June 21, 2017)

7. The members of the Board of Directors authorized the Company’s Board of Executive Officers to practice all acts necessary to perform the resolution 6 above, including the execution of its related documents and definition of other terms and conditions.

8. At last, the Chairman of the Board of Directors announced that the Chief Executive Officer of the Company, Mr. Thilo Mannhardt, informed his decision to leave the Company, remaining in his current position until his substitute is invested, and supporting the new Chief Executive Officer afterwards. In his notice, Mr. Thilo Mannhardt emphasizes he took such decision considering that an important cycle is being completed, and that the Company is well prepared for a new phase to continue its growth path and promising future.

The Board Members expressed their votes of gratefulness to Mr. Thilo Mannhardt for his dedication and competency throughout the years he led the Company in the exercise of his duties.

9. Subsequently, the Chairman of the Board of Directors submitted to the approval of the members present the election of Mr. Frederico Pinheiro Fleury Curado, Brazilian, married, engineer, holder of identity card RG nr 15.227.738 - SSP/SP and registered under CPF/MF nr 267.002.121-20, with business address at Av. Brigadeiro Luís Antonio, nr 1343, 9th floor, in the City and State of São Paulo, to take office as Chief Executive Officer, with mandate term from October 2nd, 2017 until the mandate term of the Executive Board currently in office is completed. Mr. Thilo Mannhardt will continue in his office until October 2nd, 2017, remaining in the Company until the end of December 2017, to complete the transition process. The election and the related matters were unanimously approved by the Board of Directors.

10. Previously consulted, Frederico Curado declared that: (a) there is no ongoing impediment which could prevent him from exercising the activities inherent to the position he has been designated to; (b) he does not occupy any position in companies that can be considered market competitors of the Company; and (c) he does not have conflict of interest with the Company, in accordance with article 147 of the Brazilian Corporate Law.

Observations: The deliberations were approved, with no amendments or qualifications, by all the Board Members present.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members present.

Paulo Guilherme Aguiar Cunha – Chairman

Pedro Wongtschowski – Vice-Chairman

Alexandre Gonçalves Silva

Carlos Tadeu Fraga

Jorge Marques de Toledo Camargo

José Maurício Pereira Coelho

Lucio de Castro Andrade Filho

Nildemar Secches

ULTRAPAR PARTICIPAÇÕES S.A. Publicly Listed Company CNPJ nº 33.256.439/0001-39 NIRE 35.300.109.724

MATERIAL NOTICE

Ultrapar announces changes in its Executive Board

São Paulo, June 21, 2017 – Ultrapar Participações S.A. (“Ultrapar” or the “Company”) announces changes in its Executive Board approved today by its Board of Directors.

Thilo Mannhardt formally expressed to the Board of Directors that he decided not to renew his contract with the Company, and both parties agreed he will remain in office until October 2, 2017. As the Chief Executive Officer of Ultrapar, Thilo Mannhardt led strategic moves that significantly contributed to the strengthening and to the expansion of the Company. Once this important cycle is completed, he will leave the Company well positioned to continue its growth path.

The Board of Directors elected Frederico Pinheiro Fleury Curado as CEO of Ultrapar, who will take office from October 2, 2017. Frederico Curado is 55 years old and has a solid experience including a long track record as the CEO of a first-tier Brazilian corporation. His career is marked by the permanent focus on innovation, in a careful cost management, in the pursue of competitiveness aiming profitability, in people management and succession processes.

The process of planned succession of executives has been regularly conducted in Ultrapar’s management and in its businesses. The appointment of Frederico Curado for CEO represents the continuity of Ultrapar’s management and business philosophy. On July 3, 2017, Frederico Curado will join the Company’s management team in preparation for his investiture in October 2017. Thilo Mannhardt will remain in the Company until the end of December 2017 to support the new CEO in his transition process.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2017

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias

Name:	Andre Pires de Oliveira Dias

Title:	Chief Financial and Investor Relations Officer

(Minutes of the Meeting of the Board of Directors and Material Notice)